Research

Tradeable Index Strategies: Commodity

C-IGAR

The Commodity-IGAR excess return strategies are based upon dynamic baskets of single commodity sub-indices. Assets are rebalanced monthly by an algorithmic investments strategy, J.P. Morgan Securities Ltd. The rebalancing methodology seeks to capitalize on the cyclical nature of the commodities markets. Assets are selected using historic momentum and performance, based upon the tendency of outperforming assets to continue to perform well in the future.

Core C-IGAR

The Commodity-IGAR index holds up to 12 synthetic long positions in single commodity sub-indices based upon momentum and performance. The strategy seeks to capitalize on prolonged up trends, while attempting to minimize exposure to down trends in commodities.

C-IGAR Long-Short

Commodity-IGAR Long-Short is a pure long-short strategy, which synthetically invests in up to 24 constituents (12 synthetic long positions and 12 synthetic short positions - all equally weighted 1/12). This index seeks to exploit both bull and bear markets in each of the individual constituents, demonstrating stronger but more volatile hypothetical historical returns than the Commodity-IGAR.

C-IGAR Conditional Long-Short

The Conditional Long-Short strategy synthetically holds up to 12 long positions and 12 conditional short positions (all equally weighted 1/12). This index boasts historically stronger hypothetical performance than the Commodity-IGAR due to its ability to short assets in bear markets.

C-IGAR Sigma

The JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index references the value of a synthetic portfolio of up to 7 long constituents and 7 short constituents. The Core Commodity-IGAR Sigma Long-Short is also a total return index. A total return index reflects the returns that are potentially available through an unleveraged investment in the contracts comprising such index plus interest that could be earned on funds committed to the trading of the underlying futures contracts. Unlike other C-IGAR strategies, C-IGAR Sigma includes a volatility control factor and reversal test. The volatility control factor seeks to reduce the volatility of the Core Commodity-IGAR Sigma Long-Short by adjusting downward the exposure to the Index’s commodity constituents. The reversal test attempts to filter out constituents that, although showing consistent recent increases or decreases, as applicable, in price, have shown a rapid reversal from the previously indicated momentum signal.

Important Risk Considerations related to the C-IGAR Family of Tradable Index Strategies

Investing in any of the C-IGAR Indices involves significant risks, including but not limited to:

  Past performance is not indicative of future results;
  Investment related to the value of commodities tend to be more volatile than traditional securities investments;
  Commodity futures contracts that are the underlying of the C-IGAR strategies are subject to uncertain legal and regulatory regimes;
  Owning an investment linked to one of the C-IGAR strategies involves risks associated with investing in momentum strategies;
  Strategies that can take short positions potentially expose an investor to a theoretical unlimited loss; and
  The C-IGAR strategies lack an operational history.

For detailed methodology on any of the Commodity-IGAR index strategies, see our Index pages on MorganMarkets or contact your J.P. Morgan representative.

Index Strategies

Index Name	Index Level	Daily Ret (%)	Mthly Ret	Ann Ret	Level Date
Core C-IGAR *	117.29	0.31	-1.94	5.84	20091113
C-IGAR Long/Short *	119.88	-0.06	-1.16	-13.67	20091113
C-IGAR Cond LS *	118.20	0.31	-2.74	-17.14	20091113
C-IGAR Sigma *	1271	0.11	0.14	-6.26	20091113

Charts

Chart	Core C-IGAR

Note: The data above may not be the latest available and should be used for information purposes only.

* SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to these indices. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.

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Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

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